UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

WEBMD HEALTH CORP.
(Name of Subject Company (Issuer))

DIAGNOSIS MERGER SUB, INC.
(Offeror)
A direct wholly-owned subsidiary of

MH SUB I, LLC
(Parent of Offeror)

KKR NORTH AMERICA FUND XI L.P.
 (Other Person)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

94770V102
(CUSIP Number of Class of Securities)

B. Lynn Walsh
DIAGNOSIS MERGER SUB, INC.
909 N. Sepulveda Blvd., 11th Floor
El Segundo, CA 90245
(310) 280-4000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Marni J. Lerner
Michael T. Holick
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,611,275,144.82	$308,441.79
(1)
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 37,981,418 shares of common stock (including 632,518 restricted shares and 55,000 performance shares), par value $0.01 per share (“Shares”), of WebMD Health Corp., a Delaware corporation (“WebMD”) outstanding multiplied by the offer price of $66.50 per share, (ii) 5,545,566 Shares issuable pursuant to options with an exercise price less than the offer price of $66.50 per share multiplied by the offer price $66.50 per share minus the weighted average strike price for such options of $42.23; and (iii) 13,834 Shares issuable pursuant to outstanding restricted stock units multiplied by an amount equal to the offer price of $66.50 per share. The foregoing share figures have been provided by WebMD and are as of August 1, 2017, the most recent practicable date.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $308,441.79	Filing Party: Diagnosis Merger Sub, Inc.
Form of Registration No.: Schedule TO-T (File No. 005-81047)	Date Filed: August 7, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission on August 7, 2017 by (i) MH Sub I, LLC, a Delaware limited liability company (“Parent”), (ii) Diagnosis Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), and (iii) KKR North America Fund XI L.P., a Cayman Islands limited partnership and an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and the Purchaser. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of WebMD Health Corp., a Delaware corporation (“WebMD”), at a price of $66.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes upon the terms and conditions set forth in the offer to purchase, dated August 7, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

The Schedule TO, and all information set forth in the Offer to Purchase, to the extent incorporated by reference herein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase.

Item 1 through 9 and Item 11.

Item 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled on September 14, 2017, at 5:00 P.M., New York City time. The Depositary and Paying Agent has advised Parent and the Purchaser that, as of the Expiration Date, a total of 30,583,187 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 78.69% of the then issued and outstanding Shares (including restricted shares) of WebMD. In addition, 2,392,131 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 6.16% of the then issued and outstanding Shares (including restricted shares).

The number of Shares validly tendered into the Offer and not properly withdrawn (excluding Shares tendered pursuant to Notices of Guaranteed Delivery for which Shares were not yet delivered) satisfies the Minimum Condition. All Offer Conditions have been satisfied or waived and the Purchaser accepted for payment, and, on September 15, 2017, expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered into the Offer, the Purchaser acquired sufficient Shares to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of WebMD.  Accordingly, Parent and the Purchaser intend to effect the Merger of the Purchaser with and into WebMD, with WebMD surviving as a wholly-owned subsidiary of Parent, as soon as practicable. Each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Shares held in the treasury of WebMD or owned by any direct or indirect wholly-owned subsidiary of WebMD and Shares owned by Parent, the Purchaser or any direct or indirect wholly-owned subsidiary of Parent, or by any stockholder of WebMD who have properly exercised their appraisal rights under Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding taxes and without interest. As a consequence of the Merger, the Shares will no longer be listed on the Nasdaq and will be deregistered under the Exchange Act.

The press release announcing the expiration of the Offer and the acceptance of Shares for payment is attached hereto as Exhibit (a)(1)(J).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(J)	Joint Press Release issued by Parent and WebMD, dated September 15, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIAGNOSIS MERGER SUB, INC.

By	/s/ B. Lynn Walsh
Name:	B. Lynn Walsh
Title:	Vice President and Secretary
Date:	September 15, 2017

MH SUB I, LLC

By	/s/ Robert N. Brisco
Name:	Robert N. Brisco
Title:	Chief Executive Officer
Date:	September 15, 2017

KKR NORTH AMERICA FUND XI L.P.

By	KKR Associates North America XI L.P.
Its:	General Partner

By	KKR North America XI Limited
Its:	General Partner

By	/s/ John Park
Name:	John Park
Title:	Attorney-in-fact for William Janetschek, Director
Date:	September 15, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 7, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)
Joint Press Release issued by WebMD and Parent on July 24, 2017 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of WebMD filed with the Securities and Exchange Commission on July 26, 2017).

(a)(1)(G)	Summary Advertisement as published in the Financial Times on August 7, 2017.*

(a)(1)(H)	Press Release issued by Parent on August 7, 2017.*

(a)(1)(I)	Press Release issued by Parent on September 6, 2017.*

(a)(1)(J)	Joint Press Release issued by Parent and WebMD on September 15, 2017.

(b)(1)
Second Amended and Restated Debt Commitment Letter, dated July 30, 2017, from Credit Suisse AG, Credit Suisse Securities (USA) LLC, Royal Bank of Canada, KKR Capital Markets LLC, KKR Corporate Lending LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc. and Mizuho Bank, Ltd. to Parent and Micro Holding Corp.*

(d)(1)
Agreement and Plan of Merger, dated as of July 24, 2017, by and among WebMD, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by WebMD with the Securities and Exchange Commission on July 26, 2017).

(d)(2)	Confidentiality Agreement, dated April 6, 2017, between WebMD and Kohlberg Kravis Roberts & Co. L.P.*

(d)(3)	Limited Guarantee, dated as of July 24, 2017, by KKR North America Fund XI L.P. in favor of WebMD.*

(d)(4)	Equity Commitment Letter, dated July 24, 2017, from KKR North America Fund XI L.P. to Parent.*

(d)(5)	Joinder to Confidentiality Agreement, dated May 16, 2017.*

(d)(6)	Letter Agreement, dated July 31, 2017, among WebMD, Parent and Micro Holding Corp.*

(g)	None.

(h)	None.
 1

* Previously filed.